                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K

                                   (Mark One)



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000



                                       OR



             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



                        For the transition period from        to

                         Commission File Number 1-14379

                           --------------------------

                      Convergys CMG Retirement Savings Plan

                            -------------------------

                             CONVERGYS CORPORATION.

                             201 East Fourth Street

                             Cincinnati, Ohio 45202

                                      INDEX

                                                                                                  PAGES
Report of Independent Auditors                                                                     1-2


Financial Statements:

         Statements of Net Assets Available for Benefits as of
          December 31, 2000 and 1999                                                               3

         Statement of Changes in Net Assets Available for Benefits
          For the Year Ended December 31, 2000                                                     4

         Notes to Financial Statements                                                             5-9


Schedule:

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)                            10

REPORT OF INDEPENDENT AUDITORS

To the Convergys Corporation Employee Benefits Committee

We have audited the accompanying statement of net assets available for benefits of the Convergys CMG Retirement Savings Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Convergys CMG Retirement Savings Plan for the year ended December 31, 1999 were audited by other auditors whose report dated June 23, 2000 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the 2000 financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ Ernst & Young LLP

Cincinnati, Ohio
June 27, 2001

REPORT OF INDEPENDENT ACCOUNTANTS


To the Convergys Corporation Employee Benefits Committee

In our opinion, the accompanying statement of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Convergys CMG Retirement Savings Plan (the "Plan") at December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 23, 2000

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2000 and 1999

-------------------------------------------------------------------------------------------------

                                                              AS OF DECEMBER 31,
                                                     2000                               1999
                                                --------------                     --------------
Cash                                                $      111                                $91

Investments, at fair value                           8,983,849                          7,695,897
                                                    ----------                          ---------

Net assets available for benefits                   $8,983,960                         $7,695,988
                                                    ==========                         ==========



   The accompanying notes are an integral part of these financial statements.

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2000

--------------------------------------------------------------------------------------------------------
                                                                                           YEAR ENDED
                                                                                       DECEMBER 31, 2000
                                                                                       -----------------
         Additions:
                  Additions to net assets attributed to:
                           Investment Income:
                                    Net appreciation in fair value of investments            $513,544
                                    Dividend and other income                                 253,563
                                                                                              -------
                                                                                              767,107

                           Contributions:
                                    Participant                                               882,112
                                    Employer                                                  390,313
                                    Transfers from other Company plans                        250,380
                                                                                              -------
                                                                                            1,522,805
                                                                                            ---------

                                            Total additions                                 2,289,912
                                                                                            ---------

         Deductions:
                  Deductions from net assets attributed to:
                           Benefits paid to participants                                      982,941
                           Administrative expenses                                             18,999
                                                                                             --------



                                            Total deductions                                1,001,940
                                                                                            ----------


                                            Net increase                                    1,287,972


         Net assets available for benefits:
                  Beginning of year                                                         7,695,988
                                                                                            ---------


                  End of year                                                              $8,983,960
                                                                                            =========


   The accompanying notes are an integral part of these financial statements.
                                      4

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

     The following description of the Convergys CMG Retirement Savings Plan
     (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     a. GENERAL: The Plan is a defined contribution plan covering certain employees at certain domestic locations of Convergys Customer Management Group Inc. (the Company), a wholly-owned subsidiary of Convergys Corporation, who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

     b. CONTRIBUTIONS: Each year, participants may contribute up to 16 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2000, the Plan offered various mutual funds and individual stocks as investment options for participants. Participants may also create a self-directed brokerage account and invest their contributions in these accounts. The Company contributes an amount equal to the lesser of (a) 4% of the participant's covered compensation, as defined, with respect to which salary deferral contributions were authorized or (b) 66 2/3% of the amount of the salary deferral contributions made with respect to such covered compensation. The matching Participating Company contributions are invested directly in Convergys Corporation common stock. Contributions are subject to certain limitations.

     c. PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution and allocations of (a) the Participating Company contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     d. VESTING: Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Participating Company contribution portion of their accounts is based on years of service. A participant is 100 percent vested after three years of credited service.

     e. PARTICIPANT LOANS: Participants may borrow from their accounts, a minimum of $500, up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 1% at the time the loan is initiated. Loans generally must be repaid within five years.

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
-------------------------------------------------------------------------------

     f. PAYMENT OF BENEFITS: Distribution of a participant's vested account balance is made in one lump sum payment to the participant, or their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000, will not be distributed to the participant before they attain age
         70 1/2, without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan. Forfeited amounts related to employees who were not fully vested at the time of termination serve to reduce employer contributions to the Plan.


2.       SUMMARY OF ACCOUNTING POLICIES:

     a. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     b. INVESTMENT VALUATION AND INCOME RECOGNITION: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
-------------------------------------------------------------------------------

3.  INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan' net assets:


                                                                  At December 31,
                                                        2000                             1999
                                               SHARES         ASSETS            SHARES          ASSETS
                                               ------         ------            -----           ------
Convergys Corporation common stock,             86,685      $3,927,979*          80,096      $2,462,957*
Broadwing Inc. common stock                     48,507       1,106,603           57,042       2,103,411
Fidelity Equity Income Fund                     13,181         704,278           12,371         661,596
Fidelity Dividend Growth Fund                   28,652         858,407           22,554         653,837
Fidelity Managed Income Portfolio Fund         609,627         609,627          480,739         480,739

-------------------------------------------------------------------------------------------------------

* non-participant directed

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as well as held during the year) appreciated in value by $513,544 as follows:

                        Mutual funds                        $(20,277)
                        Common stock                         533,821
                                                         -----------
                                                            $513,544
                                                    ==================

Investments of the Fidelity Managed Income Portfolio Fund consist in part of guaranteed investment contracts that are reported at estimated fair value, which approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). These investment contracts provide for benefit responsive withdrawals by the Plan participants at contract value. The average interest rate on the contracts was 6.36% for 2000. The average yield on the contracts was 5.86% for 2000.

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
-------------------------------------------------------------------------------

3.   NON-PARTICIPANT DIRECTED INVESTMENTS:

     Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                       As of December 31,

                                               2000                       1999
                                      ------------------------  -------------------------
Net Assets:
 Convergys Common stock                     $3,927,979                 $2,462,957
                                      ========================  =========================

                                                                       Year Ended
                                                                   December 31, 2000
                                                                -------------------------
Changes in Net Assets:
  Participant contributions                                                    $ 138,012
  Employer contributions                                                         390,313
  Interest and dividends                                                          15,469
  Loan repayments, net                                                            84,264
  Net appreciation                                                             1,237,497
  Benefits paid to participants                                                 (541,143)
  Transfers from other Company plans                                              45,161
  Fund transfers, net                                                             95,842
  Administrative expenses                                                           (393)
                                                                -------------------------
                                                                             $ 1,465,022
                                                                =========================


4.   RELATED PARTY TRANSACTIONS:

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a sister company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid amount to $18,999 for the year ended December 31, 2000.

5.   TAX STATUS:

     On June 12, 1996, the Internal Revenue Service issued a favorable determination letter with respect to the qualification of the Plan under the Internal Revenue Code. The Plan has been

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
-------------------------------------------------------------------------------

     amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


  7. PLAN TERMINATION:

     Although the Company has not expressed any intent to do so, Convergys Corporation reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Company contributions.

CONVERGYS CMG
RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2000

-------------------------------------------------------------------------------------------------------------------

                                                         NUMBER OF                                     MARKET
NAME OF ISSUER AND TITLE OF ISSUE                          SHARES                 COST                  VALUE
---------------------------------                          ------                 ----                  -----
Convergys Shares Fund +                                    86,685           $ 2,651,916**              $3,927,979
Broadwing Shares Fund                                      48,507                 ***                   1,106,603
Fidelity Equity Income +                                   13,181                 ***                     704,278
Fidelity Dividend Growth +                                 28,652                 ***                     858,407
Fidelity Managed Income Portfolio +                       609,627                 ***                     609,627
PIMCO Total Return Fund                                    42,379                 ***                     440,322
Baron Asset Fund                                           2,237                  ***                     121,660
MS Small Company Growth Portfolio B                        1,924                  ***                      20,550
Fidelity Growth Company Fund +                               25                   ***                       1,754
Fidelity Puritan Fund +                                    14,104                 ***                     265,585
Fidelity Diversified International Fund +                  6,653                  ***                     145,968
Spartan U.S. Equity Index Fund +                           5,045                  ***                     236,156
Fidelity Freedom Income Fund +                               0                    ***                           5
Fidelity Freedom 2000 Fund +                                 3                    ***                          37
Fidelity Freedom 2010 Fund +                                 18                   ***                         252
Fidelity Freedom 2020 Fund +                                 6                    ***                          94
Fidelity Freedom 2030 Fund +                                 19                   ***                         283
Fidelity High Income Fund +                                 107                   ***                       1,011

Participant Directed Brokerage Accounts                                           ***                       2,418
Participant Loans *                                                                --                     540,971
                                                                                                          -------
                     Grand Total                                                   --                  $8,983,960
                                                                                                       ==========


* The interest rates on these loans ranged from 7.0% to 10.5% at December 31, 2000.

** Cost information provided for the Convergys Shares Fund by the Trustee is inclusive of both participant directed and non-participant directed accounts.

***  This information is not required for participant directed accounts.

+    Party-in-interest to the Plan.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Convergys Corporation Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Convergys CMG Retirement Savings Plan





                                                     By:  /s/ Thomas P. Mehnert
                                                          ----------------------
                                                             Thomas P. Mehnert

June 28, 2001